Exhibit 99.4

ASSIGNMENT AGREEMENT
Reference is hereby made to the (i) Subscription Agreement entered into between Corbin Opportunity Fund, L.P. (“COF”) and L&F Acquisition Corp. (the “SPAC”) dated December 17, 2021 (the “Share Subscription Agreement”) for the purchase in a private placement of 250,000 shares of the SPAC at a price of $10 per share and (ii) Convertible Note Subscription Agreement entered into between Corbin Opportunity Fund, L.P. and the SPAC dated December 17, 2021 for the purchase of a principal amount of $7,500,000 of certain convertible notes of the SPAC (the “Notes Subscription Agreement” and, collectively, the “Subscription Agreements”). For good and valuable consideration, COF hereby assigns to Corbin ERISA Opportunity Fund, Ltd. (“CEOF”) all of its rights, title, interest, powers, privileges, liabilities, obligations and remedies under the Subscription Agreements, and CEOF hereby assumes all duties, liabilities and obligations under such Agreements as if it were a party thereto. The SPAC hereby consents to such assignments and assumptions. This Assignment Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.
Notwithstanding anything to the contrary herein, upon CEOF’s failure to perform its obligations under the Subscription Agreements, this Assignment Agreement shall be void and of no further force or effect and therefore all obligations of COF assigned hereunder shall immediately revert to COF. Upon written notice by the SPAC to COF that CEOF has failed to perform its obligations and the Assignment Agreement is void: (i) under the Share Subscription Agreement, COF shall immediately deliver to the SPAC the Subscription Amount for the Subject Shares (each as defined in the Share Subscription Agreement) by wire transfer of United States dollars in immediately available funds to the account specified by the SPAC pursuant to the Share Subscription Agreement and (ii) under the Notes Subscription Agreement, COF shall immediately deliver to the SPAC the Subscription Amount for the Subscribed Notes (each as defined in the Notes Subscription Agreement) by wire transfer of United States dollars in immediately available funds to the account specified by the SPAC pursuant to the Notes Subscription Agreement.
Upon request of any party, the other parties will (i) execute and deliver or caused to be executed and delivered any other documents and instruments, including share transfer powers and legal opinions, as may be necessary, and (ii) take any other actions, in each case as the requesting party may reasonably request to more effectively carry out the intent and purpose of this Assignment Agreement.
The representations and warranties set forth in Section 6 of each Subscription Agreement apply to this Assignment Agreement with the same force and effect and CEOF confirms that such representations and warranties are true and correct with respect to CEOF.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment Agreement to be duly executed and delivered as of March 1, 2022.

Corbin Opportunity Fund, L.P.		Corbin ERISA Opportunity Fund, Ltd.

By: Corbin Capital Partners, L.P., its investment manager		By: Corbin Capital Partners, L.P., its investment

By:	/s/ Daniel Friedman	By:	/s/ Daniel Friedman
	Name: Daniel Friedman		Name: Daniel Friedman
	Title: General Counsel		Title: General Counsel

Number of shares subscribed for: 250,000
Aggregate subscription amount: $2,500,000
Price per share: $10.00

Aggregate principal amount of Subscribed Notes: $7,500,000
Aggregate purchase price: $7,500,000

Consented to by:
L&F Acquisition Corp.
By:	/s/ Adam Gerchen
Name: Adam Gerchen
Title: Chief Executive Officer